Exhibit 23.1
Independent Auditors’ Consent
We consent to the inclusion of our report dated January 13, 2008, with respect to the consolidated balance sheet of Electric Visual Evolution, LLC and Subsidiaries as of December 31, 2006, and the related consolidated statement of income, members’ deficit, and cash flows for the year then ended, which report appears in the Form 8-K/A of Volcom, Inc. dated February 12, 2008.
/s/ Moss Adams LLP
Irvine, California
February 12, 2008